Exhibit 99(a)(31)

PRESS RELEASE

Paris, April 23, 2004

PPR MAKES ADDITIONAL SEC FILING IN CONNECTION WITH GUCCI OFFER

     Pinault-Printemps-Redoute S.A. (Euronext Paris: PRTP:PA) announced today that, in compliance with applicable U.S. securities regulations, it has filed certain additional information with the U.S. Securities and Exchange Commission relating to its pending offer to purchase all of the outstanding common shares of Gucci Group N.V. (Euronext Amsterdam: GCCI.AS; NYSE: GUC) that are not beneficially owned by PPR, at a price of $85.52 per share in cash. This information includes the audited financial information of Gucci for the fiscal year ended January 31, 2004 that was made publicly available by Gucci on April 19, 2004.

     As previously disclosed, the tender offer is scheduled to expire at 3:00 p.m., Central European Time, 9:00 a.m., New York City time, on Thursday, April 29, 2004, with payment to be made by PPR to the paying agents for the offer on April 30, 2004.

     Investors, security holders and other interested parties may obtain a free copy of the additional information referred to above, as well as an updated Offer to Purchase including such additional information for purposes of convenience only (but not the related transmittal documents), at www.pprfinance.com and at www.guccigroup.com. The updated Offer to Purchase referred to above may also be downloaded from www.sec.gov. As noted below, investors and other interested parties may also obtain free copies of the documentation by contacting PPR’s or Gucci’s investor relations departments, or by contacting ABN AMRO as described below.

     The Information Agents for the tender offer are MacKenzie Partners, Inc. and Innisfree M&A Incorporated. Contact information for these entities is set forth below.

     Pinault-Printemps-Redoute S.A. is a leading retail group in Europe through companies such as Printemps, Redcats, Conforama and Fnac, and a major player in the luxury goods sector through Gucci. The PPR Group has a presence in over 65 countries. In 2003, PPR posted reported consolidated sales of EUR 24.4 billion, income from ordinary activities before taxes of EUR 983.2 million and attributable net income (group share) of EUR 644.6 million, and employed about 100,000 people. Shares of Pinault-Printemps-Redoute S.A. are listed on the Paris Stock Exchange.

     Gucci Group N.V. is one of the world’s leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, Gucci Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. Gucci Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. Shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

     Investors and security holders are strongly advised to read the tender offer statement and recommendation/solicitation statement regarding the tender offer because they contain important information. These statements have been filed by PPR and Gucci Group with the U.S. Securities and Exchange Commission. Investors and security holders may obtain a free copy of these statements and other filed documentation at www.sec.gov. These statements and other filed documentation may be obtained for free by directing such requests to PPR’s Investor Relations Department at +33 1 45 64 63 25, Gucci Group’s Investor Relations Department at +39 055 75 92 24 56 or ABN AMRO via email at prospectus@nl.abnamro.com. The updated Offer to Purchase (but not the related transmittal documents) may also be downloaded from PPR’s website at www.pprfinance.com.

     The distribution of the offer documents and any separate documentation relating to the tender offer and the making of the tender offer may, in some jurisdictions, be restricted or prohibited by applicable law. This tender offer is not being made, directly or indirectly, in or into, and may not be accepted from within, any jurisdiction in which the making of the tender offer or the acceptance of the tender offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of any of the offer documents should inform themselves of and observe all of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. None of PPR, Gucci or any of their respective officers, directors, employees, advisors, affiliates or agents assume any responsibility for any violation by any person of any of these restrictions. Any holder of Gucci shares who is in any doubt as to his or her position should consult an appropriate professional adviser without delay.

PPR Contacts

Press:	Thomas Kamm	+33 1 45 64 63 46
	Catherine Malek	+33 1 45 64 61 20
Analysts/Investors:	David Newhouse	+33 1 45 64 63 23
	Alexandre de Brettes	+33 1 45 64 61 49
Press site:	www.pprlive.com
Analysts/investors site:		www.pprfinance.com

Information Agents Contact Information

MacKenzie Partners, Inc.		Innisfree M&A Incorporated
105 Madison Avenue		501 Madison Avenue
New York, New York 10016		20th Floor
Call Toll-Free: +1 800 322 2885		New York, New York 10022
Call Toll-Free from the E.U.:
or		00-800-7710-9971
Call Toll-Free in the U.S. and Canada:
Call Collect: +1 212 929 5500		+1 877 825 8772
Call Collect from All Other Countries:
+1 646 822 7428